SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 9 )*

Chart Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

16115Q 10 0

(CUSIP Number)

________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q 10 0		13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Arthur S. Holmes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF		5	SOLE VOTING POWER
SHARES
BENEFICIALLY			3,842,809
OWNED BY EACH
REPORTING		6	SHARED VOTING POWER
PERSON
WITH			3,684,772

		7	SOLE DISPOSITIVE POWER

3,842,809

		8	SHARED DISPOSITIVE POWER

3,684,772

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
7,527,581

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

30.3%

12	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CHART INDUSTRIES, INC.

Schedule 13G of Arthur S. Holmes

Item 1(a).	Name of Issuer:

Chart Industries, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5885 Landerbrook Drive, Suite 150, Mayfield Heights, OH 44124

Item 2(a).	Name of Person Filing:

Arthur S. Holmes

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5885 Landerbrook Drive, Suite 150, Mayfield Heights, OH 44124

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e).	CUSIP Number:

16115Q 10 0

Item 3.
Not Applicable

Page 3 of 5 pages

Item 4.	Ownership.

(a)	Amount beneficially owned: 7,527,581 shares of Common Stock

(b)	Percentage of class: 30.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 3,842,809
(ii)	Shared power to vote or direct the vote: 3,684,772
(iii)	Sole power to dispose or direct the disposition of: 3,842,809
(iv)	Shared power to dispose or direct the disposition of: 3,684,772

NOTE: On December 23, 1993, Arthur S. Holmes transferred the shares of Common Stock listed pursuant to Item 4(c)(ii) and (iv) above to the Christine H. Holmes Trust, Christine H. Holmes, Trustee. Christine H. Holmes is the spouse of Arthur S. Holmes.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The information set forth in the note to Item 4 (“Ownership”) of this Schedule 13G is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Page 4 of 5 pages

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002

(Date)

/s/ Arthur S. Holmes

(Signature)

Arthur S. Holmes

(Name)

Page 5 of 5 pages